Exhibit 99.10
Jan 18, 2006 Media Interviews on the Financial Performance of Wipro Limited for the
quarter ended December 31, 2005
Newspaper: Economic Times
Interviewee: T K Kurien, President, Wipro BPO SBU, Wipro Limited
Sunanda
Hi Shelley Singh.
Shelley Singh
I cannot hear you.
Sunanda
I am so sorry, now can you hear me?
Shelley Singh
Slightly better.
Sunanda
Okay just give me a minute, we will be connecting you to Mr. TK Kurien.
TK Kurien
Sunanda, I am already there.
Sunanda
Hi Mr. TK Kurien.
Shelley Singh
Hello.
TK Kurien
Hi Shelley Singh, how are you?
Shelley Singh
Hi good. How are you?
TK Kurien
Good.
Shelley Singh

Can you just tell us about, last time when we spoke you were talking about a whole lot of changes within Wipro Spectramind and vertically linked structure, so how is it planned out in terms of how close are we to that?
TK Kurien
It is like this, I think the results pretty much bare out the fact of how we have done because fundamentally what we have done is our operating margin is gone up by 350 basis points and our operating margin is gone up by 350 basis points, half talking into account a salary increase, which we gave effective October 1, 2005, which really in a sense strength took away 200 basis points from the operating margin. So on a net basis, our results would have probably shown a 550 basis points increase. So that’s where we are as far as results are concerned. In terms of customer acquisition, we have got six new customers and that the good news is that four of them are existing Wipro customers. Two of them are new customers. Remember the last time when we had spoken, the mix was primarily new customers coming in rather than the existing base, so that is a significant change that has taken place. Overall, in terms of transaction processing itself, you remember, we talked about selling end-to-end solutions?
Shelley Singh
Yes.
TK Kurien
Two of the solutions that we have sold are end-to-end solutions and where we had the IP component and also the process component behind us, and ultimately we are going to be paid by transaction and our value is to kind of deliver a certain transaction component to the customer at a certain quality level. So, we have moved away completely from the old model of just doing T&M kind of pricing.
Shelley Singh
How many employees do you have now?
TK Kurien
We had 14,400 at the end of December.
Shelley Singh
Okay, and what is the voice to non-voice component?
TK Kurien
See we are not breaking it up by voice and non-voice, but if you look at the component our voice revenue is also, and our voice revenue which is specific around technical helpdesk have grown very, very significantly and that is an area of focus because right now what we are doing is we have integrated everything from, you know, typically what happens is that call centers take up level 1 support. Level 2, Level 3, Level 4 are done by the customers. We are covering the entire range now, Level 1 to Level 4. Okay, and we have actually won one customer in that space right now, who is doing everything from Level 1 to Level 4 with us. Correction, what has happened in realization has helped and so has the operating margins. So, if you look at our realizations itself, over the past two quarters, we have increased our realization by 5.6%.
Shelley Singh
Okay, but this salary increase, how much has that been on an average?

TK Kurien
That has varied between, I mean, overall across the company about 8-9%.
Shelley Singh
In BPO business?
TK Kurien
In BPO business. That has what has effected our operating margin by roughly about 200 basis points.
Shelley Singh
Okay, and what are the kind of trends that you will see in BPO, like ....?
TK Kurien
You will see more and more integrated deals coming in where IT and BPO being bundled together and from that perspective today that’s the major area of opportunities the way we look at it, and we also see a lot of business coming in and very strong growth in technical helpdesk. That includes an integrated approach. A customer would do with self service, then the customer would do e-mails, then the customer would do voice, and then based upon the problem that the customer has if it is a problem with the equipment, he will also do design, we change the design of the equipment to make sure that we are able to fix the problem once and for all. So, we integrate everything from voice up to software services. I mean, are you getting the picture?
Shelley Singh
Yes, but you know taking the larger picture, last couple of years IBM and Accenture, have been ramping up. Today, IBM including IBM Daksh have 38,500 people in India, so how would Wipro see this when they are pretty much capable of delivering integrated deals out of India. So, how do you see the competition?
TK Kurien
I think it is true that people are coming into India because for years we have been shouting the India story, now our old competition that didn’t in the past, who were not very bullish in the India story, now are very bullish about it, and to that extent I think it will only expand the market, and by the way the deals that we have won today, we have won against a big guy. Out of the six deals that we mentioned, three of the deals were against global competition, one of the two names that you mentioned.
Shelley Singh
Can you mention the names?
TK Kurien
It is one of the two names that you mentioned, so I cannot mention those names, one of two names.
Shelley Singh
Okay, and has the deal size also gone up?

TK Kurien
Deal sizing, what we are seeing is its more multiyear deals. That is what we are seeing now. So, it is not one-year deals any more and typically multiyear deals and the deal sizes, they are not small deal sizes anymore. They are not the 10FT, 20FT, kind of deals. They are pretty large deals, and with luck, we have a global footprint, which is a bigger problem.
Shelley Singh
Okay, have you started your East Europe operations?
TK Kurien
Well, we have already taken the facilities, we are building up the site, and we expect to be 250 seats by the end of the quarter.
Shelley Singh
This is in which city?
TK Kurien
Bucharest, Romania.
Shelley Singh
Okay. Fine, I think that should do. Are you going to be in Delhi sometime?
TK Kurien
Very much.
Shelley Singh
We can meet up.
TK Kurien
Yes we can certainly meet up. You know, last time also I spoke to you. I was out for nearly three months. I broke my hand, so had to go through a pretty massive surgery there, so for about two months I did not travel, now I am just resuming my travel all over again.
Shelley Singh
So, how is it, I mean, how is the hand now?
TK Kurien
Well, I do not have movement as yet in the hand. Luckily it is the left hand and I do not have movement as of now, so I am going through this painful physiotherapy everyday.
Shelley Singh

Okay.
TK Kurien
But anyway, I have been told it will take me six months to get it back.
Shelley Singh
Okay, wish you a speedy recovery.
TK Kurien
Thank you very much, Shelley Singh.
Shelley Singh
And hope to see you sometime in Delhi.
TK Kurien
Thank you.
Shelley Singh
Okay thanks a lot. Bye